Exhibit 2

INCREDIMAIL LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 27, 2011

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Mr. Yacov Kaufman as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of IncrediMail Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 4 HaNechoshet Street, Tel Aviv 69710, Israel on October 27, 2011 at 16:00 local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as specified by the shareholder on the reverse side. IN THE ABSENCE OF SUCH SPECIFICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INCREDIMAIL LTD.

Only proxies received by the Company no later than 12:00  p.m., New York City time on October 26, 2011, or presented to the chairperson at the shareholders meeting, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF

INCREDIMAIL LTD.

October 27, 2011

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE FOLLOWING PROPOSALS:
TO ELECT MS. IRIS BECK AS A DIRECTOR.
TO APPROVE A FRAMEWORK COMPENSATION PACKAGE FOR DIRECTORS.
TO APPROVE A CHANGE OF THE COMPANY’S NAME.
TO APPROVE AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION RELATED TO INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY.
TO APPROVE A REVISED FORM OF INDEMNIFICATION LETTER THAT WILL BE ISSUED BY THE COMPANY TO THE DIRECTORS OF THE COMPANY.
TO APPROVE AN AMENDMENT TO THE EMPLOYEE STOCK OPTION PLAN AND TO RE-APPOINT E&Y AS AUDITORS FOR 2011.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1) RESOLVED, to elect Iris Beck, nominated by the Company's Board of Directors, to be director for a three year term (commencing on the date of the Shareholders Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2014 and the due election of her successor).
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(2) RESOLVED, to approve a framework compensation package for directors that are appointed to the Company's Board of Directors (other than external directors and directors who are also officers of the Company), in accordance with the conditions indicated in the attached Proxy Statement.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(3) RESOLVED, to approve a change of the Company's name to PERION INTERACTIVE Ltd. or such similar name containing the name PERION as determined by the Company’s management and approved by the Israeli Registrar of Companies, and approve the applicable amendments to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4) RESOLVED, to approve amendments to the Company’s Articles of Association related to indemnification and insurance of directors and officers of the Company in accordance with the changes indicated in the attached Proxy Statement.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

(5) RESOLVED, to approve a revised form of indemnification letter that will be issued by the Company to the directors of the Company serving from time to time in such capacity, in the form indicated in the attached Proxy Statement.

	FOR ☐	AGAINST ☐	ABSTAIN ☐
(6) RESOLVED, to approve the adoption of an amendment for U.S. taxpayers to the Company's 2003 Share Israeli Option Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(7) RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2011 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method ☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.